WILMERHALE

+1 617 526 6000 (t)

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wilmerhale.com

April 28, 2008

Sun Capital Advisers Trust

One Sun Life Executive Park

Wellesley Hills, Massachusetts 20481

Re:	Post-Effective Amendment No. 21

to Sun Capital Advisers Trust’s

Registration Statement on Form N-1A

(File Nos. 333-59093; 811-08879)

Ladies and Gentlemen:

As counsel to Sun Capital Advisers Trust (the “Trust”), we have reviewed post-effective amendment no. 21 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) prepared by the Trust for electronic filing with the Securities and Exchange Commission. We hereby represent, pursuant to Rule 485(b)(4) under the Securities Act of 1933, as amended (the “1933 Act”), that the Amendment does not in our view contain disclosure that would make it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

We hereby consent to your filing this letter with the Securities and Exchange Commission together with the Amendment. Except as provided in this paragraph, this letter may not be relied upon by, or filed with, any other parties or used for any other purpose.

Yours very truly,

WILMER CUTLER PICKERING

HALE AND DORR LLP

By: /s/ Christopher P. Harvey

Christopher P. Harvey, Partner

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

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